Kayne Anderson MLP Investment Company
717 Texas Avenue, Suite 3100
Houston, Texas 77002
(713) 493-2020
July 6, 2010
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company Registration Statement on Form N-2 Pre-Effective Amendment No. 2 (File Nos. 333-165775 & 811-21593)
Dear Mr. Sandoe:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kayne Anderson MLP Investment Company (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 12:00 p.m. Washington, D.C. time on Wednesday, July 7, 2010, or as soon thereafter as practicable.
     The Company acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Very truly yours, Kayne Anderson MLP Investment Company
By:	/s/ David J. Shladovsky
David J. Shladovsky
Secretary

cc:	Kevin S. McCarthy, Kayne Anderson MLP Investment Company David A. Hearth, Esq.